SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT

CONNECTED TRANSACTION RELATING TO PROVISION OF MANAGEMENT SUPPORT SERVICES

SUMMARY

On 18 June 2008, the Mongolian JV, a subsidiary of the Company, entered into the Consultancy Agreement with MCS Estates in relation to the provision of the Management Support Services by MCS Estates to the Mongolian JV for a property development project in Ulaanbaatar, Mongolia.

As MCS Holding LLC is holding 49% equity interest in a non-wholly owned subsidiary of the Company, it is a substantial shareholder of a subsidiary of the Company and therefore a connected person of the Company under Rule 14A.11 of the Listing Rules. MCS Estates, being a wholly-owned subsidiary of MCS Holding LLC, is an associate of a connected person of the Company. The entering into of the Consultancy Agreement by the Mongolian JV and MCS Estates therefore constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios of the consideration payable under the Consultancy Agreement exceed 0.1% but are less than 2.5%, the entering into of the Consultancy Agreement by the Group is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirements under the Listing Rules.

INTRODUCTION

Reference is made to the Announcement relating to the establishment of a joint venture company and the entering into of a shareholders' agreement for a property development project in Ulaanbaatar, Mongolia. Pursuant to the Shareholders' Agreement, MCS Holding LLC and/or its affiliates will provide the Management Support Services to the Mongolian JV in relation to, and during the construction period of, the Development. MCS Holding LLC has nominated its wholly-owned subsidiary, MCS Estates, to provide the Management Support Services.

For the purpose of setting out the terms and conditions for the provision of the Management Support Services, the Mongolian JV and MCS Estates have entered into the Consultancy Agreement, details of which are as follows:

THE CONSULTANCY AGREEMENT

Date:

18 June 2008

Parties:

(i) Shangri-La Ulaanbaatar Hotel LLC, a wholly-owned subsidiary of the JVCO; and

(ii) MCS Estates LLC, a wholly-owned subsidiary of MCS Holding LLC.

Provision of Management Support Services

Subject to the terms and conditions of the Consultancy Agreement, MCS Estates undertakes to use its best endeavour to provide the Management Support Services to the Mongolian JV, which include but not limited to:

(i) assist the Mongolian JV in making all the necessary applications to, and obtaining all the approvals from, the relevant authorities in Mongolia for the issuance of business license, land use rights and other approvals in relation to the Development and provisions of utilities services to the Project Site;

(ii) assist the Mongolian JV in obtaining all necessary permits and certificates at all stages of the Development including without limitation to the land use rights, construction permit, the right to use the building at the completion of the Development and the special business license as required to operate the completed buildings on the Project Site;

(iii) liaise with relevant authorities for matters arising from the Development during the design, planning and construction stages until completion of the Development; and

(iv) provide assistance to the Mongolian JV on any other matters related to the Development as from time to time required.

Consideration:

The consideration for the provision of the Management Support Services under the Consultancy Agreement payable by the Mongolian JV to MCS Estates is a fixed fee of US$2,500,000. The payment schedule shall be made in accordance with the work completed or based on an agreed time schedule by both parties. The consideration was determined by arm's length negotiation between the Mongolian JV and MCS Estates taking into account MCS Estates' extensive experience in the property development field and the local expertise of MCS Estates in dealing with authorities in Mongolia. The transactions contemplated under the Consultancy Agreement are on normal commercial terms as the terms and conditions of the Consultancy Agreement, including the consideration, were negotiated on an arm's length basis between the Mongolian JV and MCS Estates.

Term and Termination:

The term of the Consultancy Agreement shall commence from the date of the agreement until 31 December 2009. Either party to the Consultancy Agreement may terminate the agreement by serving not less than one month's notice in writing to the other party. The Consultancy Agreement shall be automatically terminated if there is any change in the ownership or control of MCS Estates and such change is not notified and agreed in writing by Seanoble Assets Limited and Perfect Form Investments Limited. Seanoble Assets Limited is the holding company of Perfect Form Investments Limited which is in turn a shareholder of the JVCO.

REASONS FOR THE TRANSACTIONS

The Group and MCS Holding LLC have agreed to jointly develop the Project Site through their investments in the JVCO. The JVCO is currently a wholly-owned subsidiary of the Company which will be held as to 75% by the Company and 25% by MCS Holding LLC indirectly upon completion of the investment in the JVCO as disclosed in the Announcement. The principal business activities of MCS Estates are property development, maintenance and sale. The entering into of the Consultancy Agreement will enable the Group to leverage on MCS Estates' extensive experience in the property development field and the local expertise of MCS Estates in dealing with authorities in Mongolia.

CONNECTED RELATIONSHIP AND LISTING RULES IMPLICATIONS

As MCS Holding LLC is holding 49% equity interest in a non-wholly owned subsidiary of the Company, it is a substantial shareholder of a subsidiary of the Company and therefore a connected person of the Company under Rule 14A.11 of the Listing Rules. MCS Estates, being a wholly-owned subsidiary of MCS Holding LLC, is an associate of a connected person of the Company. The entering into of the Consultancy Agreement by the Mongolian JV and MCS Estates therefore constitutes a connected transaction for the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios of the consideration payable under the Consultancy Agreement exceed 0.1% but are less than 2.5%, the entering into of the Consultancy Agreement by the Group is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but is exempt from the independent shareholders' approval requirements under the Listing Rules.

The Directors, including the independent non-executive Directors, of the Company are of the view that the terms of the Consultancy Agreement are on normal commercial terms, which are arrived at after arm's length negotiations between the parties to the Consultancy Agreement and are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE COMPANY AND MCS ESTATES

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

MCS Estates is a subsidiary of MCS Holding LLC and is principally engaged in property development, maintenance and sale. MCS Holding LLC is an investment holding company.

DEFINITIONS:

"%"	per cent;
"Announcement"	the announcement of the Company dated 11 June 2007 relating to the establishment of the JVCO and the entering into of the Shareholders' Agreement for the development of the Project Site;
"associate"	has the meaning ascribed to it under the Listing Rules;
"Board"	the board of directors of the Company;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"Consultancy Agreement"	an agreement dated 18 June 2008 between the Mongolian JV and MCS Estates pursuant to which MCS Estates shall provide the Management Support Services to the Mongolian JV in relation to the Development;
"Development"	the development on the Project Site a hotel and may extend to the development of residential properties, office towers and retail podium;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"JVCO"	Intense Power Limited, a limited liability company incorporated in the British Virgin Islands which is currently an indirect wholly-owned subsidiary of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Management Support Services"	the on-field organizer and management support services in relation to the Development to be provided by MCS Estates to the Mongolian JV, details of which are more particularly set out in the Consultancy Agreement;
"MCS Estates"	MCS Estates LLC, a limited liability company incorporated under the laws of Mongolia and wholly-owned by MCS Holding LLC;
"Mongolian JV"	Shangri-La Ulaanbaatar Hotel LLC, a wholly-owned subsidiary of the JVCO incorporated under the laws of Mongolia which will construct, develop, own, operate and manage the Development;

"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"Project Site"	a plot of land located on the North East of National Amusement Park Place, Khoroo 1 of Sukhbaatar District of the Capital City, Ulaanbaatar, Mongolia with an area of approximately 30,000 square meters;
"Shareholders' Agreement"	the shareholders' agreement dated 11 June 2007 entered into by Seanoble Assets Limited, Perfect Form Investments Limited, MCS Holding LLC and MCS Hotel LLC in relation to the JVCO; and
"US$"	United States dollars, the lawful currency of the United States of America.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 18 June 2008

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing and Mr Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr Ho Kian Guan, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-Executive Directors; and Mr Alexander Reid Hamilton, Mr Wong Kai Man, Mr Timothy David Dattels and Mr Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END